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                                February 22, 2022

       Emiliano Kargieman
       Chief Executive Officer
       Satellogic Inc.
       Ruta 8 Km 17,500, Edificio 300
       Oficina 324 Zonam  rica
       Montevideo, 91600, Uruguay

                                                        Re: Satellogic Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed February 14,
2022
                                                            File No. 333-262699

       Dear Mr. Kargieman:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       General

   1. Please advise how you assessed your compliance with the SEC's age of financial statement requirements
for each entity. In your analysis, please address the reason why you excluded financial
statements of the registrant, Satellogic Inc.
       Exhibits

   2. Please file an opinion as to the legality of the securities being registered as an exhibit to the registration
statement. See Item 601(b)(5) of Regulation S-K.
 Emiliano Kargieman
FirstName   LastNameEmiliano Kargieman
Satellogic Inc.
Comapany22,
February    NameSatellogic
              2022         Inc.
February
Page  2 22, 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Flora P  rez